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                    April 26, 2024

       Neil J. Laird
       Chief Financial Officer
       NovAccess Global Inc.
       8584 E. Washington Street
       No 127
       Chagrin Falls, OH 44023

                                                        Re: NovAccess Global
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No 000-29621

       Dear Neil J. Laird:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences